Correspondence

July 8, 2020

Mr. Gary Newberry

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re: Letter dated July 6, 2020

Dear Mr. Newberry:

Form 10-K for the Fiscal Year Ended December 31, 2019

Note 2. Summary of Significant Accounting Policies

Inventories, page 26

1.	We define market as net realizable value, which is consistent with ASC 330-10-35-1B. Future filings will state that inventories are stated at the lower of cost or net realizable value.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 35

2.	Future filings will be revised to correct the year of the COSO issuance to 2013.

Form 10-Q for the Fiscal Quarter Ended March 31, 2020

Exhibits

3.	We are filing an amended Form 10-Q for the Fiscal Quarter Ended March 31, 2020 to reflect a corrected certification signed by our Principal Executive Officer.

Thank you for your comments.

Sincerely,

/s/ Kristie L. LaRose

Kristie L. LaRose

Vice President of Finance and Administration